March 2, 2011

By U.S. Mail & Facsimile to 202-775-9209

Mr. Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley

Form 10-Q for Quarterly Period Ended

September 30, 2010

Filed November 8, 2010

File No. 001-11758

Dear Mr. Telewicz:

Morgan Stanley (the “Company”) is pleased to respond to your letter of February 17, 2011 concerning its Form 10-Q for the Quarterly Period Ended September 30, 2010 (“Third Quarter Form 10-Q”).

For your convenience, we have restated your comment below.

Form 10-Q for the quarterly period ended September 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 118

Comment:

1.	We note your response to our prior comment two. Please clarify for us whether any third parties, including any clearing bank, hold liens on securities that have been reversed to the company on an overnight basis by its subsidiaries. To the extent these liens exist, tell us how you concluded it would be appropriate to include these assets in your Global Liquidity Reserve.

Response:

Pursuant to conversations with the staff on February 23 and February 25, 2011, the asset balances included in the Global Liquidity Reserve disclosure are end of day amounts that are not subject to any liens or encumbrances by third parties, including any clearing banks. However, the Company does engage in daily financing transactions with its major broker-dealer subsidiaries, in which it is exposed to intra-day settlement risk in connection with the clearing and settlement of these transactions.

The Company enhanced its Liquidity and Capital Resources disclosure regarding the intra-day settlement risk in its Form 10-K for the year ended December 31, 2010.

*        *        *         *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth
Deputy Chief Financial Officer

cc:	Jennifer Monick, Securities and Exchange Commission

Ruth Porat, Chief Financial Officer

Gregory G. Weaver, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP

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